UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 7, 2023

Digital Transformation Opportunities Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40177	85-3984427
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

10250 Constellation Blvd, Suite 23126 Los Angeles, CA	90067
(Address of principal executive offices)	(Zip Code)

(360) 949-1111

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-fourth of one redeemable warrant	DTOCU	The Nasdaq Stock Market LLC
Shares of Class A common stock, included as part of the units	DTOC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	DTOCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously disclosed, on April 27, 2023, American Oncology Network, LLC, a Delaware limited liability company (“AON”), entered into a definitive agreement to receive a strategic growth investment from AEA Growth Management LP (“AEA Growth”). On June 7, 2023, AON and AEA Growth completed its approximately $65 million investment into AON.

As previously disclosed, on October 5, 2022, Digital Transformation Opportunities Corp., a Delaware corporation (“DTOC”), entered into a Business Combination Agreement with AON, which was subsequently amended and restated on January 6, 2023 and on April 27, 2023 (the “Business Combination Agreement”), pursuant to which the combined company will be organized in an umbrella partnership C corporation structure, in which substantially all of the assets and the business of the combined company will be held by AON (the “Business Combination”). Upon the consummation of the Business Combination, the members of AON will include DTOC and the current unitholders of AON, and DTOC will be renamed American Oncology Network, Inc. (the “New AON”).

Additional Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, DTOC has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including a proxy statement for DTOC’s solicitation of proxies for the vote by DTOC stockholders with respect to the Business Combination and a prospectus for the exchange offer described therein (the “Exchange Offer”). Promptly after the Registration Statement is declared effective, the proxy statement will be mailed to DTOC stockholders as of a record date to be established for voting on the Business Combination. DTOC STOCKHOLDERS, AON UNITHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AND THE PROPOSED EXCHANGE OFFER, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT DTOC, AON, THE PROPOSED BUSINESS COMBINATION AND THE PROPOSED EXCHANGE OFFER. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed Business Combination and the proposed Exchange Offer and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination and the proposed Exchange Offer. When available, the proxy statement and other relevant materials for the proposed Business Combination will be mailed to stockholders of DTOC as of a record date to be established for voting on the proposed Business Combination. Investors and security holders will be able to obtain free copies of documents filed by DTOC with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

DTOC and its directors and executive officers may be deemed participants in the solicitation of proxies from DTOC’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in DTOC is contained in DTOC’s proxy statement for its 2022 annual meeting, which was filed with the SEC on November 8, 2022 and in DTOC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on April 13, 2022. These documents may be obtained free of charge from the SEC’s website. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination and the proposed Exchange Offer.

AON and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of DTOC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination can be found in the proxy statement/prospectus for the proposed Business Combination and the proposed Exchange Offer.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or the Exchange Offer. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 7, 2023

DIGITAL TRANSFORMATION OPPORTUNITIES CORP.

By:	/s/ Kyle Francis
Name:	Kyle Francis
Title:	Chief Financial Officer